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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 6 - K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of August, 2002



                                PLACER DOME INC.


                        Suite 1600, 1055 Dunsmuir Street
                     P.O. Box 49330, Bentall Postal Station
                           Vancouver, British Columbia
                                 Canada V7X 1P1

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         Form 40-F  |X|
                                  -------           -------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes           No  |X|
                                 -------      -------



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                                    FORM 6-K
                                  EXHIBIT INDEX


         EXHIBIT                                                       PAGE NO.

News Release dated August 29, 2002                                         3






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                          [PLACER DOME INC. LOGO]




                          PORGERA JOINT VENTURE PRODUCTION INTERRUPTED

                          TUESDAY, AUGUST 27, 2002

                          VANCOUVER, CANADA-- Placer Dome Inc. reports that as a result of ongoing vandalism and political unrest in the Southern Highlands of Papua New Guinea in the aftermath of elections, its 50% owned Porgera Joint Venture gold mine is undergoing continued interruption of its power supply.

                          Since July 16 a number of power poles have been cut down, causing ongoing power outages at the mine, which have adversely affected gold production. While power was restored on August 20 and the plant recommissioned, another pylon was vandalized on August 23, and currently, three towers are down. Under present circumstances, it is expected to take approximately three weeks to restore power.

                          In light of the continuing interruptions to the power supply, the joint venture has temporarily ceased open pit mining and will reduce the workforce accordingly. The expected impact of the production interruptions will reduce PDG's share of Porgera's gold production in 2002 by about 10% or 30,000 ounces to 308,000 ounces of gold.

                          The joint venture is in talks with the communities and briefings to the PNG Government aimed at assisting the PNG Government to address the present problems.

                          A Ministerial group is at present preparing recommendations to the PNG cabinet for immediate implementation aimed at restoring law and order and essential services in the area. The government has increased the police presence in Tari as a first measure.

                                                 -end-



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                          FOR FURTHER INFORMATION:
                          In North America: Brenda Radies (604) 661-1911 On the Internet: www.placerdome.com


                                            CAUTIONARY NOTE
                          Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.




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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  PLACER DOME INC.
                                  (Registrant)


Date: August 29, 2002             By:  /S/ GEOFFREY P. GOLD
                                       ----------------------------------------
                                       Geoffrey P. Gold
                                       Vice-President, Associate General Counsel
                                       and Assistant Secretary



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